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                                                                    EXHIBIT 2.2


                                PROMISSORY NOTE

$10,000,000.00                                                   August 21, 1995

         WHEREAS, KINETIC CONCEPTS, INC. ("Lender"), a Texas corporation, has agreed to lend, and has lent, to JAMES R. LEININGER ("Borrower") the principal sum of $10,000,000.00 with interest to accrue on the unpaid principal balance outstanding on such loan at the same rate of interest as would be available for a "Eurodollar Loan" in a like amount made as of the date of this Note under Borrower's existing credit facility with Texas Commerce Bank National Association (the "Bank") evidenced by that one certain Promissory Note for Prime Rate and Eurodollar Loans (the "Bank Note") dated June 30, 1995, executed by Borrower and made payable to the order of the Bank (as the term "Eurodollar Loan" is used and defined in the Bank Note), which rate of interest has been determined by Lender and Borrower to be, and shall be conclusively deemed to be 7.9375% per annum;

         NOW, THEREFORE, FOR VALUE RECEIVED, Borrower agrees and promises to pay to the order of Lender at its offices at 8023 Vantage Drive, San Antonio, Texas 78230, the principal sum of TEN MILLION AND NO/100 DOLLARS ($10,000,000.00), or so much thereof as shall have been advanced hereunder, in lawful money of the United States of America, together with interest on the unpaid principal balance outstanding from time to time from the date hereof until maturity at the rate of 7.9375% per annum. Matured, unpaid amounts due and owing hereunder shall accrue interest at the rate of twelve percent (12%) per annum.

         Subject to the provisions hereof limiting interest to the maximum rate of interest allowed by applicable law (the "Maximum Rate"), interest shall be computed at a daily rate equal to 1/360th of the applicable rate of interest per annum.

         Principal and interest hereunder shall be due and payable as follows:

         (1) Interest hereon shall be due and payable in yearly installments of all then accrued but unpaid interest on August 21, 1996 and August 21, 1997 (the "Maturity Date"), at which later date the unpaid principal balance hereof, shall also be due and payable.

         (2) If, prior to the Maturity Date, Borrower disposes of any of the shares of stock of Lender owned by Borrower (other than any transfer of any such shares to a parent, sibling, spouse, or child of Borrower pursuant to any written option agreement existing on the date hereof), there





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             shall be due and payable hereunder an amount equal to twenty-five percent (25%) of the net proceeds of any such disposition.

         All payments received hereunder shall be applied first to accrued and unpaid interest, and then to the payment of the principal balance hereof.

         All or any portion of the principal of this note may be prepaid without penalty at any time or times, and interest shall immediately cease on the amount so prepaid. All partial prepayments shall be applied to the principal last maturing hereunder, without reducing the amount or extending the time of payment of the remaining payments due hereunder.

         Upon the occurrence of any one of the following events (a "Default"), then without notice or demand, unless otherwise specifically provided for in this note or in any instrument or agreement executed in connection with this note (the "Loan Documents"), the Lender may declare all outstanding principal and all accrued and unpaid interest under this note immediately due and payable together with all other sums owing by the Borrower under the Loan Documents:

         (1) Default in any payment of any principal or interest payable under this note when due if such default continues for a period of ten
             (10) days after Lender gives notice to Borrower of such default;
             or

         (2) Default under the terms of any of the Loan Documents if such default continues for a period of thirty (30) days after Lender gives notice to Borrower of such default.

         The Borrower agrees to pay all costs of the Lender in collecting any sums payable by the Borrower hereunder and under the Loan Documents when such costs are incurred, including reasonable attorney's fees, whether or not this note has been accelerated or any other action has been instituted to enforce this note.

         Unless otherwise specifically set forth in this note or the Loan Documents, the Borrower, and each surety, endorser, guarantor and other person liable upon this note, waives (i) all demands and presentments for payment,
(ii) all notices of non-payment, intention to accelerate maturity, acceleration of maturity, protest and dishonor, and (iii) diligence in taking any action to collect amounts hereunder and in the handling of any collateral securing this note.

         The Borrower and the Lender intend that the loan evidenced by this note (the "Loan") shall be in strict compliance with applicable usury laws. If at any time any interest contracted for, charged or received under this note or otherwise in connection with the Loan would be usurious under applicable law, then regardless of any provisions of this note or the Loan Documents or any action or event (including, without limitation, prepayment of principal hereunder or acceleration of maturity by the Lender) which may occur with respect to this note or the Loan, it is





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agreed that all sums that otherwise would be usurious shall be immediately credited by the Lender as a payment of principal hereunder, or if this note has already been paid, immediately refunded to the Borrower. All compensation which constitutes interest under applicable law in connection with the Loan shall be amortized, prorated, allocated and spread over the full period of time any indebtedness is owing by the Borrower under the Loan, to the greatest extent permissible without exceeding the Maximum Rate in effect from time to time during such period.

         This note and all of the Loan Documents shall be deemed contracts made under the laws of the State of Texas and for all purposes shall be interpreted under such laws. In particular, the Lender and the Borrower agree that the Indicated (weekly) Rate ceiling, as determined in accordance with Article 5069-1.04, as amended (Revised Civil Statutes of Texas), from time to time in effect, shall constitute the Maximum Rate hereunder. Provided, however, that if United States federal law should permit the Lender to contract for, charge or receive a greater rate of interest than the rate determined under Article 5069-1.04, then such federal law, from time to time in effect, shall determine the Maximum Rate hereunder.

         In no event shall the provisions of Chapter 15, Article 5069 of the Revised Civil Statutes of Texas (which regulates certain revolving loan accounts and revolving tri-party accounts) apply to the Loan.

         This note is secured by a Stock Pledge Agreement of even date herewith executed by Borrower covering certain shares of stock of Lender more fully described therein.



                                           /s/ JAMES R. LEININGER
                                        -----------------------------------
                                               JAMES R. LEININGER





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